SUB-ITEM 77D: Policies with respect to security investments

Describe any material change which has occurred in the investment policy of the registrant with respect to each of the following matters that has not been approved by shareholders.

(a)	The type of securities (e.g., bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security;

Investment strategy changes set forth in the Registrant's prospectus dated September 25, 2017
1.	JNL Institutional Alt 25 Fund (formerly, JNL Institutional Alt 20 Fund)

Effective September 25, 2017, the Fund allocates approximately 75% of its assets to the traditional investment categories creating a "core" component of its portfolio.  The Fund then allocates approximately 25% of its assets to non-traditional investment categories creating an "alt" component of its portfolio.  The Fund considers the Alternative Assets, Alternative Strategies and Risk Management investment categories to be non-traditional, and all others to be traditional.  Among the traditional investment categories, the Fund typically allocates approximately 5%-45% of its assets in Underlying Funds investing in fixed-income securities and 30%-70% of its assets in Underlying Funds investing in equity securities.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

Any other investment policy set forth in the registrant's charter, by-laws or prospectus.